UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

China Lodging Group, Limited
(Name of Issuer)
Ordinary Shares, par value $0.0001
(Title of Class of Securities)
G21182 103
(CUSIP Number)
Ctrip.com International, Ltd.
Min Fan
99 Fu Quan Road
Shanghai 200335
People’s Republic of China
Telephone: +86 21 3406 4880
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower
The Landmark
15 Queen’s Road Central
Hong Kong
(852) 3740-4700
March 31, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G21182 103

1	NAMES OF REPORTING PERSONS Ctrip.com International, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		22,049,446 ordinary shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,049,446 ordinary shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,049,446 ordinary shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.15%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G21182 103
Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Shares”), of China Lodging Group, Limited, a company organized under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 5th Floor, Block 57, No. 461 Hongcao Road, Xuhui District, Shanghai 200233, People’s Republic of China.
Item 2. Identity and Background.
This Statement is being filed by Ctrip.com International, Ltd., a company organized under the laws of the Cayman Islands (“Ctrip”).
Ctrip is a travel service provider for hotel accommodations, airline tickets and packaged tours in China.
The principal executive offices of Ctrip are located at 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.
The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Ctrip are set forth in Schedule A hereto and are incorporated herein by reference.
During the last five years, neither Ctrip nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Considerations.
On March 31, 2010, pursuant to the subscription agreement (the “Subscription Agreement”) by and between Ctrip and the Company, the Company sold and issued to Ctrip 7,202,482 Shares at a purchase price of $3.0625 per share in a private placement.
On March 31, 2010, pursuant to the share purchase agreement (the “Share Purchase Agreement”) by and among Ctrip and the selling shareholders listed therein , Ctrip purchased an aggregate of 11,646,964 Shares of the Company at a purchase price of $3.0625 per Share from the selling shareholders, comprising of (i) 110,619 Shares from Chengwei Partners, L.P., (ii) 2,714,428 Shares from Chengwei Ventures Evergreen Fund, L.P., (iii) 335,491 Shares from Chengwei Ventures Evergreen Advisors Fund, LLC, (iv) 3,160,538 Shares from CDH Courtyard Limited, (v) 1,410,306 Shares from IDG-Accel China Growth Fund L.P., (vi) 288,210 Shares from IDG-Accel China Growth Fund-A L.P., (vii) 131,387 Shares from IDG-Accel China Investors L.P., (viii) 1,020,623 Shares from Northern Light Venture Fund, L.P., (ix)112,076 Shares from Northern Light Partners Fund, L.P., (x) 224,152 Shares from Northern Light Strategic Fund, L.P., and (xi) 2,139,134 Shares from Pinpoint Capital 2006 A Limited.

CUSIP No.	G21182 103
A copy of the Subscription Agreement and the Share Purchase Agreement are attached hereto as Exhibit A and Exhibit B, respectively. The description of the abovementioned documents contained herein is qualified in its entirety by reference to Exhibit A and B, which are incorporated herein by reference.
In addition, on March 31, 2010, Ctrip purchased 800,000 ADSs representing 3,200,000 Shares of the Company in the Company’s initial public offering at a purchase price of $12.25 per ADS, or $3.0625 per Share.
Upon the closing of the transactions described above, Ctrip holds an aggregate of 22,049,446 Shares of the Company (including 3,200,000 Shares represented by ADSs), representing 9.15% of the Company’s total outstanding Shares as of March 31, 2010. The funds used by Ctrip to purchase the Shares and ADSs described above were obtained from its working capital.
Item 4. Purpose of Transaction.
Subscription Agreement
The description of the Subscription Agreement set forth in Item 3 is hereby incorporated by reference in this Item 4. Ctrip also agreed for a period of 180 days after March 31, 2010 (i) not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of Sharers or similar securities; and (ii) not to acquire more than an additional 5% of the total outstanding Shares of the Company without the prior written approval of the Company.
Share Purchase Agreement
The description of the Share Purchase Agreement set forth in Item 3 is hereby incorporated by reference in this Item 4.
Investor and Registration Rights Agreement
On March 12, 2010, Ctrip and the Company entered into an Investor and Registration Rights Agreement (the “Investor and Registration Rights Agreement”), a copy of which is attached as Exhibit C hereto. Pursuant to the Investor and Registration Rights Agreement, Ctrip is entitled to appoint one director to the Company’s board of directors (the “Board”) so long as Ctrip, together with its affiliates (as defined in the Rule 405 under the Securities Act of 1933) remains the beneficial owner of at least (a) 5% of the Company’s then outstanding Shares for a period of three years from the closing of the Company’s IPO, and (b) 8% of the Company’s then outstanding Shares for any period thereafter.
Pursuant to the Investor and Registration Rights Agreement, the Company agreed to provide Ctrip with certain registration rights in respect of the Shares held by Ctrip.
The description of the Investor and Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit C, which is incorporated herein by reference.

CUSIP No.	G21182 103
Although Ctrip has no present intention to acquire additional securities of the Company, it intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group (subject to the 180-days lock-up and stand-still period set forth in the Subscription Agreement as discussed above), (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, Ctrip specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), Ctrip currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Ctrip; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Company.
Except as set forth in this Schedule 13D, Ctrip has no present plans or proposals that relate to or would result in:
(i)	The acquisition of additional securities of the Company, or the disposition of securities of the Company by any person;

(ii)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(iii)	A sale or transfer of a material amount of assets of the Company;

(iv)	Any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	Any material change in the present capitalization or dividend policy of the Company;

(vi)	Any other material change in the Company’s business or corporate structure;

(vii)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

(viii)	A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(x)	Any action similar to any of those enumerated above.

CUSIP No.	G21182 103
Item 5. Interest in Securities of the Issuer.
The responses of Ctrip to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
Upon the closing of the transactions described above, Ctrip acquired and is deemed to beneficially own 22,049,446 Shares, representing 9.15% of the Company’s total outstanding Shares as of March 31, 2010. References to percentage ownerships of Shares in this Schedule 13D are based upon 241,018,079 Shares outstanding as of March 31, 2010.
To the best knowledge of Ctrip, the directors and executive officers of Ctrip may be deemed to beneficially own an aggregate of 132,116,228 Shares, or 54.82% of the total outstanding Shares of the Company, as of March 31, 2010, comprising of: (i) 115,759,849 Shares beneficially owned by Qi Ji, a director of Ctrip, who is also the executive chairman of the Company, including 35,000,000 Shares held by East Leader International Limited, of which Ms. Tongtong Zhao is the sole director and over which Mr. Ji has voting power pursuant to a power of attorney; (ii) 9,633,333 Shares held by John Jiong Wu, who is a director of the Company and spouse of the chief financial officer of Ctrip; (iii) a total of 6,721,046 Shares held by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P., of which a director of Ctrip, Suyang Zhang, is an affiliate (Mr. Zhang expressly disclaims beneficial ownership of the foregoing 6,721,046 Shares except to the extent of his pecuniary interests therein); (iv) 2,000 Shares held by Tao Yang, a senior vice president of Ctrip.
Ctrip has no contract, arrangement, or understanding of any kind with any of such directors or officers with respect to the Shares, expressly disclaims any direct or indirect beneficial ownership in the Shares owned by such directors and officers, and further disclaims any “group” status with such directors and officers. Such directors and officers expressly disclaim any direct or indirect beneficial ownership in the Shares owned by Ctrip, and further disclaim any “group” status with Ctrip.
Except as disclosed in this Schedule 13D, neither Ctrip nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
Except as disclosed in this Schedule 13D, neither Ctrip nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.
Except as disclosed in this Schedule 13D, neither Ctrip nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
To the best knowledge of Ctrip, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Ctrip.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

CUSIP No.	G21182 103
Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ctrip or, to the best of its knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Subscription Agreement, dated as of March 12, 2010, between Ctrip.com International, Ltd. and China Lodging Group, Limited

B	Share Purchase Agreement, dated as of March 12, 2010, between Ctrip.com International, Ltd. and the selling shareholders named therein

C	Investor and Registration Rights Agreement, dated as of March 12, 2010, between Ctrip.com International, Ltd. and China Lodging Group, Limited

CUSIP No.	G21182 103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 9, 2010

CTRIP.COM INTERNATIONAL, LTD.
By:	/s/ Min Fan
	Name:	Min Fan
	Title:	President and Chief Executive Officer

SCHEDULE A
Ctrip Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
James Jianzhang Liang	Co-founder; Chairman of the Board	99 Fu Quan Road, Shanghai, PRC	USA

Min Fan	Co-founder; President; Chief Executive Officer; Director	99 Fu Quan Road, Shanghai, PRC	PRC

Jane Jie Sun	Chief Financial Officer	99 Fu Quan Road, Shanghai, PRC	USA

Neil Nanpeng Shen	Co-founder; Director	Suite 2215, Two Pacific Place, 88 Queensway Road, Hong Kong.	Hong Kong SAR, PRC

Qi Ji	Co-founder; Director	5th Floor, Block 57, No. 461 Hongcao Road, Xuhui District, Shanghai, PRC	Singapore

Gabriel Li	Deputy Chairman of the Board	Suite 6110, 61/F, The Center, 99 Queen’s Road, Central, Hong Kong	USA

JP Gan	Director	Room3906 Jinmao Tower, 88 Century Boulevard, Shanghai, PRC	USA

Suyang Zhang	Director	Room 1105, Aetna Tower, No 107 Zunyi Road, Shanghai, PRC	PRC

Jianmin Zhu	Senior Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Tao Yang	Senior Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Maohua Sun	Senior Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

James Lan Tang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Shaw Xiaoliang Ding	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Cindy Xiaofan Wang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Yuxiang Zhuang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Dongjie Guo	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

Hao Jiang	Vice President	99 Fu Quan Road, Shanghai, PRC	PRC

EXHIBIT INDEX

Exhibit No.	Description

A	Subscription Agreement, dated as of March 12, 2010, between Ctrip.com International, Ltd. and China Lodging Group, Limited

B	Share Purchase Agreement, dated as of March 12, 2010, between Ctrip.com International, Ltd. and the Selling Shareholders

C	Investor and Registration Rights Agreement, dated as of March 12, 2010, between Ctrip.com International, Ltd. and China Lodging Group, Limited